SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly Held Company

CVM Registration: 1431-1

SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares

SEC Registration (CUSIP) 20441B308 – Common Shares

LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that it has received a correspondence from BlackRock, Inc., (transcribed below) stating, In the capacity of investment adviser, the information that reduced its participation, in aggregate form, due to the closing of an asset management agreement, that it now holds a total of 3,677,488 class B preferred shares (CPLE6) representing approximately 2.86% of all the total preferred shares issued by COPEL.

Curitiba, December 04, 2017

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

CIA PARANAENSE DE ENERGIA – COPEL

Coronel Dulcídio Street, 800 - 3rd floor

Zip Code 80420-170

Curitiba, PR - Brazil

At. Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

Fone.: (41) 3310-5115 - Fax.: (41) 3331-3136

e-mail: ri@copel.com

December 4, 2017

CIA PARANAENSE DE ENERGIA – COPEL – Disclosure of disposal of a relevant shareholding

Dear Sirs,

1 BlackRock, Inc. ("BlackRock"), on behalf of some of its clients, as an investment manager, announces that it sold preferred shares issued by CIA PARANAENSE DE ENERGIA - COPEL ("Company"), on November 30, 2017, its stakes totaled 2,430,032 preferred shares and 1,247,456 ("ADRs") representing class B preferred shares, totaling 3,677,488 class B preferred shares issued, representing approximately 2.86% of the total class B preferred shares issued by the Company and 2,900 derivative financial instruments referenced to Class B preferred shares with financial settlement, representing approximately 0.002% of the total Class B preferred shares issued by the Company, representing approximately 2.86% of the preferred shares issued by the Company.

2 In order to comply with the provisions of Article 12 of CVM Instruction 358, dated January 3, 2002, as amended, BlackRock hereby requests the Investor Relations Officer of the Company to disclose the following information to the CVM and other competent bodies:

(i) BlackRock is registered at 55 East 52nd Street, New York City, New York State 10022-0002, United States of America;

(ii) BlackRock's holdings in the aggregate reached 2,430,032 Class B preferred shares and 1,247,456 ADRs, representing class B preferred shares, totaling 3,677,488 class B preferred shares, representing approximately 2.86% of the total of preferred shares issued by the Company and 2,900 derivative financial instruments referenced to class B preferred shares with financial settlement, representing approximately 0.002% of the total class B preferred shares, as specified in item 1 above;

(iii) the purpose of the aforementioned shareholdings is strictly for investment purposes, and does not aim to alter the Company's shareholding control or administrative structure;

(iv) BlackRock does not hold debentures convertible into shares issued by the Company; and

(v) BlackRock has not entered into any contracts or agreements that govern the exercise of voting rights or the purchase and sale of securities issued by the Company.

We remain at your disposal for any additional clarifications or comments that you deem necessary on the subject.

Regards,

_________________________________

     BlackRock, Inc.

     Pp  Renata Cardoso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 5, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.